December 17, 2018

Peng Yang
President
Oranco Inc.
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

       Re: Oranco Inc.
           Preliminary Information Statement on Schedule 14C
           Filed September 5, 2018
           File No. 000-28181

Dear Mr. Yang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    George Du, Esq.